# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gesher Acquisition Corp. II, CIK 0002044635
CUSIP: G3852D107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: HAGAG TOWERS NORTH TOWER, FLOOR 24 HAARBA 28, TEL AVIV, Israel (L3), 000000
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000803012

## Reporting persons
- TD SECURITIES (USA) LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 965,000; shared voting power 0; sole dispositive power 965,000; shared dispositive power 0; aggregate amount beneficially owned 965,000 (6.7% of the class)
- Toronto Dominion Holdings (USA) Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD Group US Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Toronto Dominion Bank: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Gesher Acquisition Corp. II
Address of issuer's principal executive offices:
HAGAG TOWERS NORTH TOWER
FLOOR 24 HAARBA 28
TEL AVIV, ISRAEL
000000

## Item 2. Person Filing
Name of person filing:
TD SECURITIES (USA) LLC

Toronto Dominion Holdings (USA) Inc.

TD Group US Holdings LLC

Toronto Dominion Bank
Address of principal business office or, if none, residence:
ONE VANDERBILT AVENUE
NEW YORK, New York
10017

The address of TD Securities (USA) LLC's ("TDS") principal office and Toronto Dominion Holdings (U.S.A.), Inc.'s ("TDH") principal office is One Vanderbilt Avenue, New York, New York 10017. The address of TD Group US Holdings LLC's ("TD GUS") principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of Toronto Dominion Bank's ("TD Bank") principal office is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2.
Citizenship:
TD SECURITIES (USA) LLC - DELAWARE

Toronto Dominion Holdings (USA) Inc. - DELAWARE

TD Group US Holdings LLC - DELAWARE

Toronto Dominion Bank - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Bank

## Item 4. Ownership
Amount beneficially owned:
965,000

TDS has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of these shares.

This schedule is jointly filed by TDS, TDH, TD GUS and TD Bank. TDH is the sole owner of TDS. TD GUS is the sole owner of TDH. TD Bank is the sole owner of TD GUS. TD Bank, TDH, and TD GUS may be deemed to hold an indirect interest in the shares reported herein by virtue of their ownership of TDS.

Each of TDH, TD GUS and TD Bank disclaims ownership of the shares reported herein except to the extent of its pecuniary interest therein. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the US Securities Exchange Act of 1934 or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Percent of class: 6.7
Sole power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 965,000

Toronto Dominion Holdings (USA) Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0
Shared power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 0

Toronto Dominion Holdings (USA) Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0
Sole power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 965,000

Toronto Dominion Holdings (USA) Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0
Shared power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 0

Toronto Dominion Holdings (USA) Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: TD Securities (USA) LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares of Gesher Acquisition Corp. II will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 12, 2025

TD SECURITIES (USA) LLC

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

TORONTO DOMINION HOLDINGS (USA), INC.

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By: /s/ Romina McMahon
Title: Deputy Controller

THE TORONTO-DOMINION BANK

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

## Signatures
- TD SECURITIES (USA) LLC: Christina Petrou, Vice President & Chief Operating Officer (05/12/2025)
- Toronto Dominion Holdings (USA) Inc.: Christina Petrou, Vice President & Chief Operating Officer (05/12/2025)
- TD Group US Holdings LLC: Romina McMahon, Deputy Controller (05/12/2025)
- Toronto Dominion Bank: Christina Petrou, Vice President & Chief Operating Officer (05/12/2025)